SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 21, 2021

Confidential

Mr. Dietrich King

Ms. Cara Wirth

Ms. Lyn Shenk

Mr. James Giugliano

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Missfresh Limited (CIK No. 0001851682)
Response to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted on April 29, 2021

Dear Mr. King, Ms. Wirth, Ms. Shenk and Mr. Giugliano:

On behalf of our client, Missfresh Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 13, 2021 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on April 29, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review.

U.S. Securities and Exchange Commission

May 21, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement

In addition to revising disclosure in response to the Staff’s comments, the Company has updated the Draft Registration Statement to (i) include its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020 and 2021, and (ii) reflect the Company’s other recent developments.

Prospectus Summary, page 1

1.

We note your response to comment 4, specifically that you maintain that you invented the DMW model. Please revise this statement to attribute it to iResearch’s findings or recharacterize this statement as your belief.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 130 of the Revised Draft Registration Statement to include the referenced disclosure.

2.	We note your response to comment 6. Please revise your prospectus to include the information in your response to this comment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 of the Revised Draft Registration Statement to include the referenced disclosure.

3.

We note your response to comment 8. As previously requested, please balance your disclosure by disclosing here the amount of your indebtedness, which we note was RMB830.0 million (US$127.2 million) as of December 31, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 132 of the Revised Draft Registration Statement to include the referenced disclosure.

*    *     *

U.S. Securities and Exchange Commission

May 21, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Zheng Xu, Chairman of the Board of Directors and Chief Executive Officer, Missfresh Limited

Jun Wang, Director and Chief Financial Officer, Missfresh Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Linda Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

3